APPENDIX C.

Corporation Income Tax Return

2015 Corporate Return
prepared for:

Sockwa Corporation
4347 Raytheon Road
Oxnard, CA 93033

Grace R. Jacobsen CPA
4607 Lakeview Canyon Road # 474
Westlake Village, CA 91361

Grace R. Jacobsen CPA
4607 Lakeview Canyon Road # 474
Westlake Village, CA 91361
(805) 494-9667

Client SOCKWA
June 1, 2016

Sockwa Corporation
4347 Raytheon Road
Oxnard, CA 93033
213 995-5004

FEDERAL FORMS

Form 1120	2015 U.S. Corporation Income Tax Return
Form 1125-A	Cost of Goods Sold
Form 7004	Application for Automatic Extension
Form 8879-C	IRS e-file Signature Authorization
	Depreciation Schedules

CALIFORNIA FORMS

Form 100	2015 California Corporation Income Tax Return
Form 100-ES	Corporation Estimated Tax
Form 3586	Payment Voucher for Electronically Filed Returns
Form 3805Q	Net Operating Loss Deduction
Form 3885	Depreciation and Amortization
Form 5806	Underpayment of Estimated Tax by Corporations
Form 8453-C	Declaration for Electronic Filing
	California Depreciation Schedules

FEE SUMMARY

Preparation Fee	$ 1,500.00
Amount Due	$ 1,500.00

Form at bottom of page. ■

Installment 1 — File and Pay by the 15th day of the 4th month of the taxable year. When the due date falls on a weekend or holiday, the deadline to file and pay without penalty is extended to the next business day. Due to the Emancipation Day holiday on April 16, 2016, tax returns filed and payments mailed or submitted on April 18, 2016, will be considered timely.
If no payment is due, do not mail this form.

WHERE TO FILE: Using black or blue ink, make check or money order payable to the 'Franchise Tax Board.' Write the corporation number and '2016 Form 100-ES' on the check or money order. Detach form below. Enclose, but **do not** staple, payment with form and mail to:

**FRANCHISE TAX BOARD
PO BOX 942857
SACRAMENTO CA 94257-0531**

Make all checks or money orders payable in U.S. dollars and drawn against a U.S. financial institution.

ONLINE SERVICES: Corporations can make payments online with Web Pay for Businesses. After a one-time online registration, corporations can make an immediate payment or schedule payments up to a year in advance. Go to **ftb.ca.gov** for more information.

_____ DETACH HERE _____ .IF NO PAYMENT IS DUE, DO NOT MAIL THIS FORM _____ DETACH HERE _____

Caution: You may be required to pay electronically. See instructions. **Installment 1**

TAXABLE YEAR | CALIFORNIA FORM
2016 Corporation Estimated Tax | **100-ES**

```
3037722      SOCK  26-2317559   000000000000      16      FORM  1
TYB  01-01-2016  TYE  12-31-2016
SOCKWA CORPORATION

4347 RAYTHEON ROAD
OXNARD           CA  93033                213 995-5004

Est Tax Amt          800. QSub Tax Amt
                              Total Payment Amt        800.
```

CACA0501L 12/22/15   059   6101166   Form 100-ES 2015

Offering Disclosure
Sockwa Corp

48

Form **8879-C**

Department of the Treasury
Internal Revenue Service

IRS *e-file* Signature Authorization for Form 1120

For calendar year **2015**, or tax year beginning _____, **2015**, ending _____, _____

► **Do not send to the IRS. Keep for your records.**
► **Information about Form 8879-C and its instructions is at *www.irs.gov/form8879c.***

OMB No. 1545-0123

2015

Name of corporation	Employer identification number
Sockwa Corporation	26-2317559

Part I	**Tax Return Information** (Whole dollars only)		
1	Total income (Form 1120, line 11)	**1**	83,752.
2	Taxable income (Form 1120, line 30)	**2**	
3	Total tax (Form 1120, line 31)	**3**	
4	Amount owed (Form 1120, line 34)	**4**	
5	Overpayment (Form 1120, line 35)	**5**	

Part II	**Declaration and Signature Authorization of Officer** (Be sure to get a copy of the corporation's return)

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's 2015 electronic income tax return and accompanying schedules and statements and to the best of my knowledge and belief, it is true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgement of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize Grace R. Jacobsen CPA to enter my PIN 95313 as my signature
     ERO firm name   do not enter all zeros
on the corporation's 2015 electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's 2015 electronically filed income tax return.

Officer's signature ► _____ Date ► _____ Title ► President

Part III	**Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 96722522329
                                                                                                                          do not enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the 2015 electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub 3112,** IRS *e-file* Application and Participation, and **Pub 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature ► Grace R Jacobsen Date ► _____

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

BAA For Paperwork Reduction Act Notice, see instructions. Form **8879-C** (2015)

CPCA1201L 07/22/15

Offering Disclosure
Sockwa Corp

Form **7004**

(Rev December 2012)

Department of the Treasury
Internal Revenue Service

Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns

► File a separate application for each return.
► Information about Form 7004 and its separate instructions is at *www.irs.gov/form7004.*

OMB No. 1545-0233

Print or Type

Name	Identifying number
Sockwa Corporation	26-2317559

Number, street, and room or suite number. (If P.O. box, see instructions.)

4347 Raytheon Road

City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code)).

Oxnard, CA 93033

Note. *File request for extension by the due date of the return for which the extension is granted. See instructions before completing this form.*

Part I — Automatic 5-Month Extension

1 a Enter the form code for the return that this application is for (see below) . . . .

Application Is For:	Form Code	Application Is For:	Form Code
Form 1065	09	Form 1041 (estate other than a bankruptcy estate)	04
Form 8804	31	Form 1041 (trust)	05

Part II — Automatic 6-Month Extension

b Enter the form code for the return that this application is for (see below) 12

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041-N	06	Form 1120-REIT	23
Form 1041-QFT	07	Form 1120-RIC	24
Form 1042	08	Form 1120S	25
Form 1065-B	10	Form 1120-SF	26
Form 1066	11	Form 3520-A	27
Form 1120	12	Form 8612	28
Form 1120-C	34	Form 8613	29
Form 1120-F	15	Form 8725	30
Form 1120-FSC	16	Form 8831	32
Form 1120-H	17	Form 8876	33
Form 1120-L	18	Form 8924	35
Form 1120-ND	19	Form 8928	36

2 If the organization is a foreign corporation that does not have an office or place of business in the United States, check here . . . . . . ► ☐

3 If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here . . . . . ► ☐
If checked, attach a statement, listing the name, address, and Employer Identification Number (EIN) for each member covered by this application.

Part III — All Filers Must Complete This Part

4 If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here . . . . ► ☐

5 a The application is for calendar year 20 _15_, or tax year beginning _____, 20 __, and ending _____, 20 __

b Short tax year. If this tax year is less than 12 months, check the reason: ☐ Initial return ☐ Final return
☐ Change in accounting period ☐ Consolidated return to be filed ☐ Other (see instructions – attach explanation)

6 Tentative total tax	**6**	0.
7 **Total** payments and credits (see instructions)	**7**	0.
8 **Balance due.** Subtract line 7 from line 6 (see instructions)	**8**	0.

BAA For Privacy Act and Paperwork Reduction Act Notice, see separate instructions.

Form **7004** (Rev 12-2012)

CPCZ0701L 11/30/12

Offering Disclosure
Sockwa Corp

Form **1120**
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2015 or tax year beginning _____ , 2015, ending _____ , _____

► Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120.*

OMB No. 1545-0123

2015

A Check if:
1 a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instrs) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Sockwa Corporation
4347 Raytheon Road
Oxnard, CA 93033

B Employer identification number
26-2317559

C Date incorporated
3/27/2008

D Total assets (see instructions)
$ 183,672.

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

1 a Gross receipts or sales	1 a	151,996.	
b Returns and allowances	1 b		
c Balance. Subtract line 1b from line 1a		1 c	151,996.
2 Cost of goods sold (attach Form 1125-A)		2	68,244.
3 Gross profit. Subtract line 2 from line 1c		3	83,752.
4 Dividends (Schedule C, line 19)		4	
5 Interest		5	
6 Gross rents		6	
7 Gross royalties		7	
8 Capital gain net income (attach Schedule D (Form 1120))		8	
9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10 Other income (see instructions — attach statement)		10	
11 **Total income.** Add lines 3 through 10 ►		11	83,752.
12 Compensation of officers (see instructions — attach Form 1125-E) ►		12	
13 Salaries and wages (less employment credits)		13	3,290.
14 Repairs and maintenance		14	
15 Bad debts		15	
16 Rents		16	7,675.
17 Taxes and licenses		17	2,573.
18 Interest		18	1,496.
19 Charitable contributions		19	0.
20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	
21 Depletion		21	
22 Advertising		22	1,877.
23 Pension, profit-sharing, etc., plans		23	
24 Employee benefit programs		24	
25 Domestic production activities deduction (attach Form 8903)		25	
26 Other deductions (attach statement) See Statement 1		26	64,407.
27 **Total deductions.** Add lines 12 through 26 ►		27	81,318.
28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11		28	2,434.
29 a Net operating loss deduction (see instructions) See St 2	29 a	2,434.	
b Special deductions (Schedule C, line 20)	29 b		
c Add lines 29a and 29b		29 c	2,434.
30 **Taxable income.** Subtract line 29c from line 28 (see instructions)		30	0.
31 Total tax (Schedule J, Part I, line 11)		31	0.
32 Total payments and refundable credits (Schedule J, Part II, line 21)		32	0.
33 Estimated tax penalty (see instructions). Check if Form 2220 is attached ► ☐		33	
34 **Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed		34	0.
35 **Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid		35	
36 Enter amount from line 35 you want: **Credited to 2016 estimated tax** ► ____ **Refunded** ►		36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► _____ Signature of officer Date

► President Title

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Grace R Jacobsen	Grace R Jacobsen			P01437139

Firm's name ► Grace R. Jacobsen CPA
Firm's address ► 4607 Lakeview Canyon Road # 474
Westlake Village, CA 91361

Firm's EIN ► 45-4323419
Phone no. (805) 494-9667

BAA For Paperwork Reduction Act Notice, see separate instructions. CPCA0205L 08/25/15 Form **1120** (2015)

Offering Disclosure
Sockwa Corp

51

Form **1120** (2015)   Sockwa Corporation   26-2317559   Page **2**

Schedule C	Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) Percentage	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on lines 3, 6, 7, 8, 11, or 12			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on lines 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b ▶			

Form **1120** (2015)

CPCA0212L 08/25/15

Offering Disclosure
Sockwa Corp
52

Form **1120** (2015)   Sockwa Corporation   26-2317559   Page **3**

Schedule J	Tax Computation and Payment (see instructions)

Part I — Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) .... ►		
2	Income tax. Check if a qualified personal service corporation (see instructions) .... ►	2	0.
3	Alternative minimum tax (attach Form 4626)...	3	
4	Add lines 2 and 3..	4	0.
5a	Foreign tax credit (attach Form 1118) 5a		
b	Credit from Form 8834 (see instructions)................................. 5b		
c	General business credit (attach Form 3800).............................. 5c		
d	Credit for prior year minimum tax (attach Form 8827) 5d		
e	Bond credits from Form 8912... 5e		
6	**Total credits.** Add lines 5a through 5e.................................	6	
7	Subtract line 6 from line 4...	7	
8	Personal holding company tax (attach Schedule PH (Form 1120)).............................	8	
9a	Recapture of investment credit (attach Form 4255)......................... 9a		
b	Recapture of low-income housing credit (attach Form 8611) 9b		
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697) 9c		
d	Interest due under the look-back method — income forecast method (attach Form 8866)......................... 9d		
e	Alternative tax on qualifying shipping activities (attach Form 8902)........... 9e		
f	Other (see instructions — attach statement) 9f		
10	**Total.** Add lines 9a through 9f...	10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31........	11	0.

Part II — Payments and Refundable Credits

12	2014 overpayment credited to 2015	12	
13	2015 estimated tax payments..	13	
14	2015 refund applied for on Form 4466......................................	14	
15	Combine lines 12, 13, and 14..	15	0.
16	Tax deposited with Form 7004...	16	
17	Withholding (see instructions)...	17	
18	**Total payments.** Add lines 15, 16 and 17................................	18	0.
19	Refundable credits from:		
a	Form 2439 .... 19a		
b	Form 4136 .... 19b		
c	Form 8827, line 8c... 19c		
d	Other (attach statement — see instructions) 19d		
20	**Total credits.** Add lines 19a through 19d................................	20	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32........	21	0.

Schedule K	Other Information (see instructions)

		Yes	No
1	Check accounting method: a [X] Cash b [ ] Accrual c [ ] Other (specify) ► _____		
2	See the instructions and enter the:		
a	Business activity code no. ► 454390		
b	Business activity ► Sales		
c	Product or service ► Beach Soccer Sock		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?............		X
	If 'Yes,' enter name and EIN of the parent corporation ►		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If 'Yes,' complete Part I of Schedule G (Form 1120) (attach Schedule G)............		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If 'Yes,' complete Part II of Schedule G (Form 1120) (att Schedule G)..		X

BAA   CPCA0234L 08/25/15   Form **1120** (2015)

Form **1120** (2015)   Sockwa Corporation   26-2317559   Page **4**

Schedule K	Other Information *continued* (see instructions)

		Yes	No
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If 'Yes,' complete (i) through (iv) below.		X

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If 'Yes,' complete (i) through (iv) below.		X

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? (See sections 301 and 316.) If 'Yes,' file **Form 5452,** Corporate Report of Nondividend Distributions. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary		X
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If 'Yes,' enter: **(i)** Percentage owned ► _____ and **(ii)** Owner's country ► _____ **(c)** The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ► _____		X
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ► ☐ If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ► $_____ None		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ► _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ► ☐ If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction on line 29a.) ► $_____ 429,520.		
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? If 'Yes,' the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ► $_____ None	X	
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement (see instructions)? If 'Yes,' complete and attach Schedule UTP.		X
15a	Did the corporation make any payments in 2015 that would require it to file Form(s) 1099?	X	
b	If 'Yes,' did or will the corporation file required Forms 1099?	X	
16	During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X

CPCA0234L 08/25/15   Form **1120** (2015)

Offering Disclosure
Sockwa Corp

Form **1120** (2015)   Sockwa Corporation   26-2317559   Page **5**

Schedule L — Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		-3,377.		117,907.
2a Trade notes and accounts receivable				
b Less allowance for bad debts				
3 Inventories		58,331.		57,203.
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation				
11a Depletable assets				
b Less accumulated depletion				
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)	12,887.		12,887.	
b Less accumulated amortization	3,621.	9,266.	4,325.	8,562.
14 Other assets (attach statement)				
15 Total assets		64,220.		183,672.
Liabilities and Shareholders' Equity				
16 Accounts payable		5,162.		11,020.
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach stmt) See St 3		66,700.		66,700.
19 Loans from shareholders		175,912.		126,711.
20 Mortgages, notes, bonds payable in 1 year or more				160,500.
21 Other liabilities (attach statement) See St 4		6,001.		
22 Capital stock: a Preferred stock	279,884.		279,884.	
b Common stock	204,934.	484,818.	210,935.	490,819.
23 Additional paid-in capital				
24 Retained earnings — Approp (att stmt)				
25 Retained earnings — Unappropriated		-674,373.		-672,078.
26 Adjmt to shareholders' equity (att stmt)				
27 Less cost of treasury stock				
28 Total liabilities and shareholders' equity		64,220.		183,672.

Schedule M-1 — Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3 (see instructions).

1 Net income (loss) per books	2,295.	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $ ____		
2 Federal income tax per books				
3 Excess of capital losses over capital gains				
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize): a Depreciation $ ____ b Charitable contribns $ ____		
5 Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ ____ b Charitable contributions $ ____ c Travel & entertainment $ 139.	139.	9 Add lines 7 and 8		0.
6 Add lines 1 through 5	2,434.	10 Income (page 1, line 28) — line 6 less line 9		2,434.

Schedule M-2 — Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1 Balance at beginning of year	-674,373.	5 Distributions a Cash		
2 Net income (loss) per books	2,295.	b Stock ____ c Property		
3 Other increases (itemize):		6 Other decreases (itemize):		
		7 Add lines 5 and 6		
4 Add lines 1, 2, and 3	-672,078.	8 Balance at end of year (line 4 less line 7)		-672,078.

CPCA0234L 08/25/15   Form **1120** (2015)

Form **1125-A**
(Rev December 2012)
Department of the Treasury
Internal Revenue Service

Cost of Goods Sold

▶ **Attach to Form 1120, 1120-C, 1120-F, 1120S, 1065, or 1065-B.**
▶ **Information about Form 1125-A and its instructions is at *www.irs.gov/form1125a.***

OMB No. 1545-2225

Name	Employer identification number
Sockwa Corporation	26-2317559

1	Inventory at beginning of year	1	58,331.
2	Purchases	2	36,586.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule)................................ See Statement 5	5	30,530.
6	**Total.** Add lines 1 through 5	6	125,447.
7	Inventory at end of year	7	57,203.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2 or the appropriate line of your tax return (see instructions)	8	68,244.

9a Check all methods used for valuing closing inventory:

   (i) [X] Cost

   (ii) [ ] Lower of cost or market

   (iii) [ ] Other (Specify method used and attach explanation)..... ▶ _

  b Check if there was a writedown of subnormal goods ▶ [ ]

  c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ▶ [ ]

  d If the LIFO inventory method was used for this tax year, enter amount of closing inventory computed under LIFO | **9d** |

  e If property is produced or acquired for resale, do the rules of section 263A apply to the entity (see instructions)?...... [ ] Yes [X] No

  f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If 'Yes,' attach explanation [ ] Yes [X] No

BAA **For Paperwork Reduction Act Notice, see instructions.**   Form **1125-A** (Rev 12-2012)

CPCZ0401L 12/26/12

2015	**Federal Statements**	**Page 1**
	Sockwa Corporation	**26-2317559**

Statement 1
Form 1120, Line 26
Other Deductions

Amortization	$ 704.
Auto and Truck	206.
Bank Charges	2,079.
Branding	7,580.
Contract Labor	12,487.
Dues and Subscriptions	492.
Legal and Professional	6,652.
Meals and Entertainment	139.
Miscellaneous	267.
Office Expense	2,665.
Outside Services	1,099.
Printing	6,875.
Social Media	4,560.
Sponsorship	6,350.
Supplies	4,295.
Telephone	180.
Trade Shows	4,853.
Travel	2,400.
Utilities	97.
Website	427.
Total	$ 64,407.

Statement 2
Form 1120, Line 29a
Net Operating Loss Deduction

Carryover Generated From Year End 12/31/13	$ 293,167.	
Available for Carryover to 2015		293,167.
Carryover Generated From Year End 12/31/14	$ 136,353.	
Available for Carryover to 2015		136,353.
Net Operating Losses Available in 2015		$ 429,520.
Taxable Income		2,434.
Total Net Operating Loss Deduction (Limited to Taxable Income)		2,434.

Statement 3
Form 1120, Schedule L, Line 18
Other Current Liabilities

	Beginning	Ending
Current Liability	$ 51,118.	$ 51,118.
Kabbage Inc	15,582.	15,582.
Total	$ 66,700.	$ 66,700.

Statement 4
Form 1120, Schedule L, Line 21
Other Liabilities

	Beginning	Ending
D Heller	$ 6,000.	$ 0.
Rounding	1.	0.
Total	$ 6,001.	$ 0.

Statement 5
Form 1125-A, Line 5
Other Cost of Goods Sold

Duty & Tarrif	$ 1,973.
Fulfillment	11,301.
Merchant Account Fees	3,871.
Project Mgmt Application	25.
Shipping	13,360.
Total	$ 30,530.

059

Date Accepted

DO NOT MAIL THIS FORM TO THE FTB

TAXABLE YEAR **2015**

California e-file Return Authorization for Corporations

FORM **8453-C**

Corporation name	Identifying number
SOCKWA CORPORATION	26-2317559

Part I Tax Return Information (whole dollars only)

1	Total income (Form 100, line 9, Form 100S, line 8, Form 100W, line 9 or Form 100X, Line 6)	1	2,434.
2	Taxable income (Form 100, line 22, Form 100S, line 20, Form 100W, line 22 or Form 100X, Line 10)	2	
3	Total tax (Form 100, line 31, Form 100S, line 30, Form 100W, line 31, Form 100X, Line 18)	3	800.
4	Tax due (Form 100, line 40, Form 100S, line 39, Form 100W, line 37 or Form 100X, Line 20)	4	800.
5	Overpayment (Form 100, line 41, Form 100S, line 40, Form 100W, line 38 or Form 100X, Line 27)	5	

Part II Settle Your Account Electronically for Taxable Year 2015

6 ☐ Direct deposit of refund

7 ☐ Electronic funds withdrawal **7a** Amount **7b** Withdrawal date (mm/dd/yyyy)

Part III Schedule of Estimated Tax Payments for Taxable Year 2016 (These are NOT installment payments for the current amount the corporation owes.)

	First Payment	Second Payment	Third Payment	Fourth Payment
8 Amount				
9 Withdrawal Date				

Part IV Banking Information (Have you verified the corporation's banking information?)

10 Routing number

11 Account number **12** Type of account: ☐ Checking ☐ Savings

Part V Declaration of Officer

I authorize the corporate account to be settled as designated in Part II. If I check Part II, Box 6, I declare that the account specified in Part IV for the direct deposit refund agrees with the authorization stated on my return. If I check Part II, Box 7, I authorize an electronic funds withdrawal for the amount listed on line 7a and any estimated payment amounts listed on line 8 from the account specified in Part IV.

Under penalties of perjury, I declare that I am an officer of the above corporation and that the information I provided to my electronic return originator (ERO), transmitter, or intermediate service provider and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's 2015 California income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. If the corporation is filing a balance due return, I understand that if the Franchise Tax Board (FTB) does not receive full and timely payment of the corporation's tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties. I authorize the corporation return and accompanying schedules and statements be transmitted to the FTB by the ERO, transmitter, or intermediate service provider. **If the processing of the corporation's return or refund is delayed, I authorize the FTB to disclose to the ERO or intermediate service provider the reason(s) for the delay or the date when the refund was sent.**

Sign Here ▶ Signature of officer | Date ▶ PRESIDENT Title

Part VI Declaration of Electronic Return Originator (ERO) and Paid Preparer. See instructions.

I declare that I have reviewed the above corporation's return and that the entries on form FTB 8453-C are complete and correct to the best of my knowledge. (If I am only an intermediate service provider, I understand that I am not responsible for reviewing the corporation's return. I declare, however, that form FTB 8453-C accurately reflects the data on the return.) I have obtained the corporate officer's signature on form FTB 8453-C before transmitting this return to the FTB; I have provided the corporate officer with a copy of all forms and information that I will file with the FTB, and I have followed all other requirements described in FTB Pub. 1345, 2015 e-file Handbook for Authorized e-file Providers. I will keep form FTB 8453-C on file for **four** years from the due date of the return or **four** years from the date the corporation return is filed, whichever is later, and I will make a copy available to the FTB upon request. If I am also the paid preparer, under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I make this declaration based on all information of which I have knowledge.

ERO Must Sign

ERO's signature ▶ GRACE R JACOBSEN | Date | Check if also paid preparer ☒ | Check if self-employed ☐ | ERO's PTIN P01437139

Firm's name (or yours if self-employed) and address ▶ GRACE R. JACOBSEN CPA, 4607 LAKEVIEW CANYON ROAD # 474, WESTLAKE VILLAGE, CA | FEIN 45-4323419 | ZIP code 91361

Under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I make this declaration based on all information of which I have knowledge.

Paid Preparer Must Sign

Paid preparer's signature ▶ | Date | Check if self-employed ☐ | Paid preparer's PTIN

Firm's name (or yours if self-employed) and address ▶ | FEIN | ZIP code

For Privacy Notice, get FTB 1131 ENG/SP. CACA3901L 12/18/15 FTB 8453-C 2015

Offering Disclosure
Sockwa Corp
59

Voucher at bottom of page. ■

**DO NOT MAIL A PAPER COPY OF THE CORPORATE OR EXEMPT ORGANIZATION
TAX RETURN WITH THE PAYMENT VOUCHER.**

If the amount of payment is zero, do not mail this voucher.

WHERE TO FILE: Using black or blue ink, make check or money order payable to the
'Franchise Tax Board.' Write the corporation number or FEIN and
'2015 FTB 3586' on the check or money order. Detach voucher below.
Enclose, but **do not** staple, payment with voucher and mail to:

**FRANCHISE TAX BOARD
PO BOX 942857
SACRAMENTO CA 94257-0531**

Make all checks or money orders payable in U.S. dollars and drawn against a U.S. financial institution.

WHEN TO FILE: **Fiscal year — See instructions.
Calendar year corporations — File and Pay by March 15, 2016.
Calendar year exempt organizations — File and Pay by May 16, 2016.**

When the due date falls on a weekend or holiday, the deadline to file and pay without penalty is extended to the
next business day.

Due to the Emancipation Day holiday on April 16, 2016, tax returns filed and payments mailed or submitted on
April 18, 2016, will be considered timely.

ONLINE SERVICES: Corporations can make payments online with Web Pay for Businesses. After a one-time
online registration, corporations can make an immediate payment or schedule payments
up to a year in advance. Go to **ftb.ca.gov** for more information.

_ _ _ DETACH HERE _ _ _ _ _ _ _ _ _ _ _ _   IF NO PAYMENT IS DUE, DO NOT MAIL THIS VOUCHER   _ _ _ _ _ _ _ _ _ _ _ DETACH HERE _ _ _

CAUTION: You may be required to pay electronically, see instructions.

TAXABLE YEAR	**Payment Voucher for Corporations and**	CALIFORNIA FORM
2015	**Exempt Organizations e-filed Returns**	**3586 (e-file)**

```
3037722      SOCK   26-2317559    000000000000      15     FORM   0
TYB  01-01-2015   TYE  12-31-2015
SOCKWA CORPORATION

4347 RAYTHEON ROAD
OXNARD          CA   93033

213 995-5004
                                    Amount of Payment        822.
```

059   6181156   CACA1201L 12/18/15   FTB 3586 2015

Offering Disclosure
Sockwa Corp

60

TAXABLE YEAR **2015**	**California Corporation** **Franchise or Income Tax Return**	■	FORM **100**

RP

```
3037722      SOCK  26-2317559  000000000000  15
TYB  01-01-2015  TYE  12-31-2015
SOCKWA CORPORATION

4347 RAYTHEON ROAD
OXNARD          CA  93033
```

Schedule Q Questions *(continued on Side 2)*

A   FINAL RETURN?   ● ☐ Dissolved   ☐ Surrendered (withdrawn)   ☐ Merged/Reorganized   ☐ IRC Section 338 sale   ☐ QSub election

Enter date (mm/dd/yyyy) ● ☐

B 1 Is income included in a combined report of a unitary group?... ● ☐ Yes ☒ No

   2 If 'Yes,' indicate: ☐ wholly within CA (R&TC 25101.15)
                   ☐ within and outside of CA

   3 Is there a change in the members listed in Schedule R-7 from the prior year?....................................... ● ☐ Yes ☐ No

   4 Enter the number of members (including parent or key corporation) listed in the Schedule R-7, Part I, Section A, subject to income or franchise tax .... ● ☐

   5 Is form FTB 3544 **and/or** 3544A attached to the return?... ● ☐ Yes ☒ No

C 1 During this taxable year, did another person or legal entity acquire control or majority ownership (more than a 50% interest) of this corporation or any of its subsidiaries that owned California real property (i.e., land, buildings), leased such property for a term of 35 years or more, or leased such property from a government agency for any term?........ ● ☐ Yes ☒ No

   2 During this taxable year, did this corporation or any of its subsidiaries acquire control or majority ownership (more than a 50% interest) in another legal entity that owned California real property (i.e., land, buildings), leased such property for a term of 35 years or more, or leased such property from a government agency for any term?......................... ● ☐ Yes ☒ No

   3 During this taxable year, has more than 50% of the voting stock of this corporation cumulatively transferred in one or more transactions after an interest in California real property (i.e., land, buildings) was transferred to it that was excluded from property tax reassessment under R&TC Section 62(a)(2) and it was not reported on a previous year's tax return? .... ● ☐ Yes ☒ No

(Yes requires filing of statement, penalties may apply — see instructions.)

S T A T E A D J U S T M E N T S	**1**	Net income (loss) before state adjustments. See instructions.................................. ●	**1** 2,434.
	2	Amount deducted for foreign or domestic tax based on income or profits from Schedule A ..... ●	**2**
	3	Amount deducted for tax under the provisions of the Corporation Tax Law from Schedule A .... ●	**3**
	4	Interest on government obligations.. ●	**4**
	5	Net California capital gain from Side 6, Schedule D, line 11.................................. ●	**5**
	6	Depreciation and amortization in excess of amount allowed under California law. Attach form FTB 3885 .... ●	**6**
	7	Net income from corporations not included in federal consolidated return. See instructions ..... ●	**7**
	8	Other additions. Attach schedule(s).. ●	**8**
	9	Total. Add line 1 through line 8.. ●	**9** 2,434.

Offering Disclosure
Sockwa Corp

61

SOCKWA CORPORATION   3037722

STATE ADJUSTMENTS CONTINUED	10	Intercompany dividend deduction. Attach Schedule H (100)...... ●	10	
	11	Dividends received deduction. Attach Schedule H (100) .... ●	11	
	12	Additional depreciation allowed under CA law. Attach form FTB 3885.......... ●	12	
	13	Capital gain from federal Form 1120, line 8..................... ●	13	
	14	Contributions.. ●	14	50.
	15	Other deductions. Attach schedule(s)......................... ●	15	
	16	Total. Add line 10 through line 15............................ ●	16	50.
	17	Net income (loss) after state adjustments. Subtract line 16 from Side 1, line 9......... ●	17	2,384.
CA NET INCOME	18	Net income (loss) for state purposes. Complete Schedule R if apportioning or allocating income. See instructions ...... ●	18	2,384.
	19	Net operating loss (NOL) deduction. See instructions............. ●	19	2,384.
	20	Pierce's disease, EZ, LARZ, TTA, or LAMBRA NOL carryover deduction. See instructions...................................... ●	20	
	21	Disaster loss deduction. See instructions....................... ●	21	
	22	Net income for tax purposes. Combine line 19 through line 21. Then, subtract from line 18..... ●	22	0.
TAXES	23	Tax. 8.84 % x line 22 (at least minimum franchise tax, if applicable). See instructions........... ●	23	800.
	24	New employment credit, amount generated........ ●		
	25	New employment credit, amount claimed......................... ●	25	
	26a	Credit name _____ code ● _____ amount..... ▶	26a	
	b	Credit name _____ code ● _____ amount.... ▶	26b	
	27	To claim more than two credits, see instructions................. ●	27	
	28	Add line 25 through line 27.................................. ●	28	
	29	**Balance.** Subtract line 28 from line 23 (at least minimum franchise tax, if applicable) .... ●	29	800.
	30	Alternative minimum tax. Attach Schedule P (100). See instructions .... ●	30	
	31	**Total tax.** Add line 29 and line 30........................... ●	31	800.
PAYMENTS	32	Overpayment from prior year allowed as a credit .... ●	32	
	33	**2015 Estimated tax payments.** See instructions................. ●	33	
	34	2015 Withholding (Form 592-B and/or 593). See instructions.................................... ●	34	
	35	Amount paid with extension of time to file tax return............. ●	35	
	36	Total payments. Add line 32 through line 35.................... ●	36	
REFUND OR AMOUNT DUE	37	**Use tax. This is not a total line.** See instructions................ ●	37	
	38	**Payments balance.** If line 36 is more than line 37, subtract line 37 from line 36............... ●	38	
	39	**Use tax balance.** If line 37 is more than line 36, subtract line 36 from line 37.................. ●	39	
	40	**Franchise or income tax due.** If line 31 is more than line 38, subtract line 38 from line 31........ ●	40	800.
	41	**Overpayment.** If line 38 is more than line 31, subtract line 31 from line 38................... ●	41	
	42	Amount of line 41 to be credited to 2016 estimated tax................... ●	42	
	43	**Refund.** Subtract line 42 from line 41......................... ●	43	
	44a	Penalties and interest... ●	44a	22.
	b	● ☐ Check if estimate penalty computed using Exception B or C. See instructions.		
	45	**Total amount due.** Add line 39, line 40, line 42, and line 44a. Then, subtract line 41 from the result .... ◉	45	822.

See instructions to have the refund directly deposited.

☐ Checking ☐ Savings

43a ● Routing number   43b ● Type   43c ● Account number

Schedule Q Questions *(continued from Side 1)*

D If the corporation filed on a water's-edge basis pursuant to R&TC Sections 25110 and 25113 in previous years, enter the date the water's-edge election ended... (mm/dd/yyyy) ●

E Was the corporation's income included in a consolidated federal return?..................................... ● ☐ Yes ☒ No

F Principal business activity code. (**Do not** leave blank):.. ● 454390
   Business activity   SALES
   Product or service   BEACH SOCCER SOCK

Schedule Q Questions *(continued on Side 3)*

Side 2 Form 100 C1 2015   059   3602154   CACA0112L 12/21/15

SOCKWA CORPORATION   3037722

Schedule Q Questions *(continued from Side 2)*

G Date incorporated (mm/dd/yyyy): 3/27/2008   Where: ● State CA   Country _____

H Date business began in California or date income was first derived from California sources. . . . .   (mm/dd/yyyy) ● 3/27/2008

I First return? ● ☐ Yes ☒ No If 'Yes' and this corporation is a successor to a previously existing business, check the appropriate box.

● **(1)** ☐ sole proprietorship **(2)** ☐ partnership **(3)** ☐ joint venture **(4)** ☐ corporation **(5)** ☐ other
(Attach statement showing name, address, and FEIN/SSN/ITIN of previous business.)

J 'Doing business as' name: See instructions:. .
●

K At any time during the taxable year, was more than 50% of the voting stock:
1 Of the corporation owned by any single interest?. . . . . ● ☐ Yes ☒ No
2 Of another corporation owned by this corporation?. . . . . ● ☐ Yes ☒ No
3 Of this and one or more other corporations owned or controlled, directly or indirectly, by the same interests?. . . . . ● ☐ Yes ☒ No
If 1 or 3 is 'Yes,' enter the country of the ultimate parent
● _____

If 1, 2, or 3 is 'Yes,' furnish a statement of ownership indicating pertinent names, addresses, and percentages of stock owned. If the owner(s) is an individual, provide the SSN/ITIN.

L Has the corporation included a reportable transaction or listed transaction within this return? (See instructions for definitions). . . . . ● ☐ Yes ☒ No
If 'Yes,' complete and attach federal Form 8886 for each transaction.

M Is this corporation apportioning or allocating income to California using Schedule R?. . . . . ● ☐ Yes ☒ No

N How many affiliates in the combined report are claiming immunity from taxation in California under Public Law 86-272? ● _____

O Corporation headquarters are:. . . . ● **(1)** ☒ Within California **(2)** ☐ Outside of California, within the U.S. **(3)** ☐ Outside of the U.S.

P Location of principal accounting records 4347 RAYTHEON ROAD   OXNARD, CA 93033

Q Accounting method:. . . . . ● **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other

R Does this corporation or any of its subsidiaries have a Deferred Intercompany Stock Account (DISA)?. . . . . ● ☐ Yes ☒ No
If 'Yes' enter the total balance of all DISAs. . . . . ● $ _____

S Is this corporation or any of its subsidiaries a RIC?. . . . . ● ☐ Yes ☒ No
T Is this corporation treated as a REMIC for California purposes?. . . . . ● ☐ Yes ☒ No
U Is this corporation a REIT for California purposes?. . . . . ● ☐ Yes ☒ No
V Is this corporation an LLC or limited partnership electing to be taxed as a corporation for federal purposes?. . . . . ● ☐ Yes ☒ No
If 'Yes', enter the effective date of the election (mm/dd/yyyy):. . . . .

W Is this corporation to be treated as a credit union?. . . . . ● ☐ Yes ☒ No
X Is the corporation under audit by the IRS or has it been audited by the IRS in a prior year?. . . . . ● ☐ Yes ☒ No
Y Have all required information returns (e.g. federal Forms 1099, 5471, 5472, 8300, 8865, etc.) been filed with the Franchise Tax Board?. . . . . ☒ N/A ☐ Yes ☐ No
Z Does the taxpayer (or any corporation of the taxpayer's combined group, if applicable) own 80% or more of the stock of an insurance company?. . . . . ☐ Yes ☒ No
AA Did the corporation file the federal Schedule UTP (Form 1120)?. . . . . ● ☐ Yes ☒ No
BB Does any member of the combined report own an SMLLC or generate/claim credits that are attributable to an SMLLC? ● ☐ Yes ☒ No

Sign Here	Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer ▶   Title PRESIDENT   Date   ● Telephone
Officer's email address (optional)   213 995-5004

Paid Preparer's Use Only

Preparer's signature ▶ GRACE R JACOBSEN   Date   Check if self-employed ▶ ☐   ● PTIN P01437139
Firm's name (or yours, if self-employed) and address ▶ GRACE R. JACOBSEN CPA   ● FEIN 45-4323419
4607 LAKEVIEW CANYON ROAD # 474   ● Telephone
WESTLAKE VILLAGE, CA 91361   (805) 494-9667

May the FTB discuss this return with the preparer shown above? See instructions. . . . . ● ☒ Yes ☐ No

CACA0112L 12/21/15

For Privacy Notice, get FTB 1131 ENG/SP.   059   3603154   Form 100 C1 2015   **Side 3**

SOCKWA CORPORATION   3037722

Schedule A   Taxes Deducted. Use additional sheet(s) if necessary.

(a) Nature of tax	(b) Taxing authority	(c) Total amount	(d) Nondeductible amount
SEE STATEMENT 1		2,573.	0.
Total. Enter total of column (c) on Schedule F, line 17, and total of column (d) on Side 1, line 2 or line 3. If the corporation uses California computation method to compute the net income, see instructions		2,573.	

Schedule F   Computation of Net Income. See instructions.

1 a Gross receipts or gross sales. . . . . 151,996.			
b Less returns and allowance . . . . **c** Balance . . . . ●	**1 c**	151,996.	
2 Cost of goods sold. Attach federal Form 1125-A (California Schedule V). . . . . ●	**2**	68,244.	
3 Gross profit. Subtract line 2 from line 1c . . . . ●	**3**	83,752.	
4 Total dividends. Attach federal Schedule C, (California Schedule H (100)) . . . . ●	**4**		
5 a Interest on obligations of the United States and U.S. instrumentalities. . . . . ●	**5 a**		
b Other interest. Attach schedule . . . . ●	**5 b**		
6 Gross rents . . . . ●	**6**		
7 Gross royalties . . . . ●	**7**		
8 Capital gain net income. Attach federal Schedule D (California Schedule D) . . . . ●	**8**		
9 Ordinary gain (loss). Attach federal Form 4797 (California Schedule D-1). ●	**9**		
10 Other income (loss). Attach schedule . . . . ●	**10**		
11 **Total income.** Add line 3 through line 10 . . . . ●	**11**	83,752.	
12 Compensation of officers. Attach federal Form 1125-E or equivalent schedule. . . . . ●	**12**		
13 Salaries and wages (not deducted elsewhere) . . . . ●	**13**	3,290.	
14 Repairs . . . . ◉	**14**		
15 Bad debts. . . . . ●	**15**		
16 Rents. . . . . ●	**16**	7,675.	
17 Taxes (California Schedule A). See instructions. . . . . ●	**17**	2,573.	
18 Interest. Attach schedule . . . . ●	**18**	1,496.	
19 Contributions. Attach schedule . . . . ●	**19**		
20 Depreciation. Attach federal Form 4562 and FTB 3885 . . . ◉ **20**			
21 Less depreciation claimed elsewhere on return . . . . ◉ **21a** ● **21b**			
22 Depletion. Attach schedule . . . . ●	**22**		
23 Advertising. . . . . ◉	**23**	1,877.	
24 Pension, profit-sharing plans, etc. . . . . ◉	**24**		
25 Employee benefit plans . . . . ◉	**25**		
26 a Total travel and entertainment. . . . . 278.			
b Deductible amounts . . . . ●	**26 b**	139.	
27 Other deductions. Attach schedule . . . . . STATEMENT 2 . . . . . . ●	**27**	64,268.	
28 Specific deduction for organizations under R&TC Section 23701r or 23701t. See instructions . . . . ● **28**			
29 **Total deductions.** Add line 12 through line 28 . . . . ●	**29**	81,318.	
30 Net income before state adjustments. Subtract line 29 from line 11. Enter here and on Side 1, line 1. . . . . ●	**30**	2,434.	

Schedule J   Add-On Taxes and Recapture of Tax Credits. See instructions.

1 LIFO recapture due to S corporation election, IRC Sec. 1363(d) deferral: $ . . . . . . ●	**1**	
2 Interest computed under the look-back method for completed long-term contracts (Attach form FTB 3834) . . . . ●	**2**	
3 Interest on tax attributable to installment: **a** Sales of certain timeshares and residential lots . . . . ●	**3 a**	
b Method for nondealer installment obligations . . . . ●	**3 b**	
4 IRC Section 197(f)(9)(B)(ii) election . . . . ●	**4**	
5 Credit recapture name: . . . . ●	**5**	
6 Combine line 1 through line 5, revise Side 2, line 40 or line 41, whichever applies, by this amount. Write 'Schedule J' to the left of line 40 or line 41 . . . . ●	**6**	

SOCKWA CORPORATION   3037722

Schedule V   Cost of Goods Sold

1	Inventory at beginning of year	1	58,331.
2	Purchases	2	36,586.
3	Cost of labor	3	
4a	Additional IRC Section 263A costs. Attach schedule	4a	
b	Other costs. Attach schedule ... SEE STATEMENT 3	4b	30,530.
5	Total. Add line 1 through line 4b	5	125,447.
6	Inventory at end of year	6	57,203.
7	Cost of goods sold. Subtract line 6 from line 5. Enter here and on Side 4, Schedule F, line 2.	7	68,244.

Method of inventory valuation ► COST

Was there any change in determining quantities, costs of valuations between opening and closing inventory?............. ☐ Yes ☒ No

If 'Yes,' attach an explanation.

Enter California seller's permit number, if any....................... ►

Check if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970.................... ☐

If the LIFO inventory method was used for this taxable year, enter the amount of closing inventory under LIFO.

Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the corporation?....... ☐ Yes ☒ No

The corporation may not be required to complete Schedules L, M-1, and M-2. See Schedule M-1 instructions for reporting requirements.

Schedule L   Balance Sheet

		Beginning of taxable year		End of taxable year	
Assets		(a)	(b)	(c)	(d)
1	Cash		−3,377.		117,907.
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts				
3	Inventories		58,331.		57,203.
4	Federal and state government obligations				
5	Other current assets. Attach schedule(s)				
6	Loans to stockholders/officers. Attach sch				
7	Mortgage and real estate loans				
8	Other investments. Attach schedule(s)				
9a	Buildings and other fixed depreciable assets				
b	Less accumulated depreciation				
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only)	12,887.		12,887.	
b	Less accumulated amortization	3,621.	9,266.	4,325.	8,562.
13	Other assets. Attach schedule(s)				
14	Total assets		64,220.		183,672.
Liabilities and Stockholders' Equity					
15	Accounts payable		5,162.		11,020.
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities. Attach schedule(s). SEE STM 4		66,700.		66,700.
18	Loans from stockholders. Attach schedule(s)		175,912.		126,711.
19	Mortgages, notes, bonds payable in 1 year or more				160,500.
20	Other liabilities. Attach schedule(s). SEE STM 5		6,001.		
21	Capital stock: a Preferred stock	279,884.		279,884.	
	b Common stock	204,934.	484,818.	210,935.	490,819.
22	Paid-in or capital surplus. Att reconciliation				
23	Retained earnings — Appropriated. Attach schedule				
24	Retained earnings — Unappropriated		−674,373.		−672,078.
25	Adjustments to shareholders' equity. Att sch				
26	Less cost of treasury stock				
27	Total liabilities and stockholders' equity		64,220.		183,672.

CACA0134L 12/21/15   059   3605154   Form 100 C1 2015   Side 5

Offering Disclosure
Sockwa Corp
65

SOCKWA CORPORATION   3037722

Schedule M-1   **Reconciliation of Income (Loss) per Books With Income (Loss) per Return.**
If the corporation **completed** federal **Schedule M-3 (Form 1120/1120-F),** see instructions.

1	Net income per books . . . . ●	2,295.	
2	Federal income tax . . . . ●		
3	Excess of capital losses over capital gains . . . . . ●		
4	Taxable income not recorded on books this year (itemize) _____		
	_____ ●		
5	Expenses recorded on books this year not deducted in this return (itemize)		
a	Depreciation . . . . $ _____		
b	State taxes . . . . $ _____		
c	Travel and entertainment . . . . . $ _____ 139.		
d	Other . . . . $ _____		
e	Total. Add line 5a through line 5d . . . . ●	139.	
6	Total. Add line 1 through line 5e	2,434.	

7	Income recorded on books this year not included in this return (itemize)		
a	Tax-exempt interest $ _____		
b	Other . . . . $ _____		
c	Total. Add line 7a and line 7b . . . . . ●		
8	Deductions in this return not charged against book income this year (itemize)		
a	Depreciation . . . . . . $ _____		
b	State tax refunds . . . $ _____		
c	Other . . . . $ _____		
d	Total. Add line 8a through line 8c . . . . ●		
9	Total. Add line 7c and line 8d . . . . . ◉	0.	
10	Net income per return. Subtract line 9 from line 6	2,434.	

Schedule M-2   **Analysis of Unappropriated Retained Earnings per Books** (Side 5, Schedule L, line 24)

1	Balance at beginning of year . . . . ●	−674,373.	
2	Net income per books . . . . ●	2,295.	
3	Other increases (itemize) . . . . _____		
	_____		
	_____ ●		
4	Total. Add line 1 through line 3	−672,078.	

5	Distributions: **a** Cash . . . . ●		
	b Stock . . . . ●		
	c Property . . . . ●		
6	Other decreases (itemize)		
	●		
7	Total. Add line 5 and line 6		
8	Balance at end of year. Subtract line 7 from line 4	−672,078.	

Schedule D   **California Capital Gains and Losses**

Part I   **Short-Term Capital Gains and Losses — Assets Held One Year or Less.** Use additional sheet(s) if necessary.

(a) Kind of property and description (Example, 100 shares of Z Company)	**(b)** Date acquired (mm/dd/yyyy)	**(c)** Date sold (mm/dd/yyyy)	**(d)** Gross sales price	**(e)** Cost or other basis plus expense of sale	**(f)** Gain (loss) (d) less (e)
1					

2	Short-term capital gain from installment sales from form FTB 3805E, line 26 or line 37 . . . . ◉	**2**	
3	Unused capital loss carryover from 2014 . . . . ◉	**3**	
4	Net short-term capital gain (loss). Combine line 1 through line 3 . . . . ●	**4**	

Part II   **Long-Term Capital Gains and Losses — Assets Held More Than One Year.** Use additional sheet(s) if necessary.

5					

6	Enter gain from Schedule D-1, line 9 and/or any capital gain distributions . . . . ◉	**6**	
7	Long-term capital gain from installment sales from form FTB 3805E, line 26 or line 37 . . . . ◉	**7**	
8	Net long-term capital gain (loss). Combine line 5 through line 7 . . . . ●	**8**	
9	Enter excess of net short-term capital gain (line 4) over net long-term capital loss (line 8)	**9**	
10	Net capital gain. Enter excess of net long-term capital gain (line 8) over net short-term capital loss (line 4)	**10**	
11	Total lines 9 and 10. Enter here and on Form 100, Side 1, line 5. If losses exceed gains, carry forward losses to 2016	**11**	

Offering Disclosure
Sockwa Corp
66

TAXABLE YEAR **2015**	**Net Operating Loss (NOL) Computation and NOL and Disaster Loss Limitations — Corporations**	CALIFORNIA FORM **3805Q**

Attach to Form 100, Form 100W, Form 100S, or Form 109.

Corporation name: **SOCKWA CORPORATION**

California corporation number: 3037722

During the taxable year the corporation incurred the NOL, the corporation was a(n): ⊙ [X] C Corporation

⊙ [ ] S Corporation ⊙ [ ] Exempt organization ⊙ [ ] Limited liability company (electing to be taxed as a corporation)

FEIN: 26-2317559

If the corporation previously filed California tax returns under another corporate name, enter the corporation name and California corporation number:
⊙ _____

If the corporation is included in a combined report of a unitary group, see instructions, General Information C, Combined Reporting.

Part I Current year NOL. If the corporation does not have a current year NOL, go to Part II.

1 Net loss from Form 100, line 18; Form 100W, line 18; Form 100S, line 15; or Form 109, line 2. Enter as a positive number. **1** _____
2 2015 disaster loss included in line 1. Enter as a positive number. **2** _____
3 Subtract line 2 from line 1. If zero or less, enter -0- and see instructions. **3** _____
4a Enter the amount of the loss incurred by a new business included in line 3 **4a** _____
b Enter the amount of the loss incurred by an eligible small business included in line 3. **4b** _____
c Add line 4a and line 4b **4c** _____
5 General NOL. Subtract line 4c from line 3. **5** _____
6 Current year NOL. Add line 2, line 4c, and line 5. See instructions. ⊙ **6** _____

If the corporation is using the current year NOL to carryback to offset net income for taxable years 2013 and/or 2014, complete Part III, NOL carryback, on Side 2 **before** completing Part I, lines 7-9 below.

7 2015 NOL carryback used to offset 2013 net income. Enter the amount from Part III, line 3, column (e). ⊙ **7** _____
8 2015 NOL carryback used to offset 2014 net income. Enter the amount from Part III, line 3, column (g). ⊙ **8** _____
9 2015 NOL carryover to 2016. Add line 7 and line 8, then subtract the result from line 6. See instructions. ⊙ **9** _____

Election to waive carryback

⊙ [ ] Check the box if the corporation elects to relinquish the entire carryback period with respect to 2015 NOL under IRC Section 172(b)(3). By making the election, the corporation is electing to carry an NOL forward instead of carrying it back in the previous two years. Once the election is made, it's **irrevocable**. See instructions.

Continue with Part II, NOL carryover and disaster loss carryover limitations. **Do not** complete Part III, NOL carryback.

Part II NOL carryover and disaster loss carryover limitations. See Instructions.

1 Net income — Enter the amount from Form 100, line 18; Form 100W, line 18; Form 100S, line 15 less line 16; or Form 109, line 2; (but not less than -0-) ⊙ (g) Available balance: 2,384.

Prior Year NOLs

	(a) Year of loss	(b) Code	(c) Type of NOL	(d) Initial loss	(e) Carryover from 2014	(f) Amount used in 2015		(h) Carryover to 2016 col. (e) − col. (f)
2	⊙ 2013		ESB	291,935.	⊙ 291,935.	2,384.	0.	⊙ 289,551.
	⊙ 2014		ESB	136,353.	⊙ 136,353.	0.	0.	⊙ 136,353.
	⊙				⊙			⊙
	⊙				⊙			⊙

Current Year NOLs

								col. (d) − col. (f) See instructions.
3	2015		DIS					
4	2015							
	2015							
	2015							
	2015							

*Type of NOL: General (GEN), New Business (NB), Eligible Small Business (ESB), or Disaster (DIS).

CACA3301L 11/20/15 059 7521154 FTB 3805Q 2015 **Side 1**

Offering Disclosure
Sockwa Corp
67

SOCKWA CORPORATION   3037722

Part III NOL carryback

1 2013 Net income — Enter the amount from 2013 Form 100, line 23; Form 100W, line 23; Form 100S, line 21; or taxable income from Form 109, line 9; (but not less than -0-).......

2 2014 Net income — Enter the amount from 2014 Form 100, line 22; Form 100W, line 22; Form 100S, line 20; or taxable income from Form 109, line 9; (but not less than -0-).......

(a) Year of loss	(b) Code — See instructions	(c) Type of NOL — See below*	(d) Initial Loss	2013		2014		(i) Carryover to 2016 col. (d) minus [col. (e) plus col. (g)]
				(e) Carryback used — See instructions	(f) After carryback col. (d) minus col. (e)	(g) Carryback used — See instructions	(h) After carryback col. (f) minus col. (g)	
3 2015								
2015								
2015								
2015								
2015								

*Type of NOL: General (GEN), New Business (NB), Eligible Small Business (ESB), or NOL attributable to a qualified disaster loss (DIS).

Part IV 2015 NOL deduction

1 Total the amounts in Part II, line 2, column (f)....................................... ⊙ 1   2,384.

2 Enter the total amount from line 1 that represents disaster loss carryover deduction here and on Form 100, line 21; Form 100W, line 21; or Form 100S, line 19. Form 109 filers enter -0-.............................. 2   0.

3 Subtract line 2 from line 1. Enter the result here and on Form 100, line 19; Form 100W, line 19; Form 100S, line 17; or Form 109, line 7.. ⊙ 3   2,384.

| TAXABLE YEAR 2015 | AMT COMPUTATION
Net Operating Loss (NOL) Computation and
NOL and Disaster Loss Limitations — Corporations | | CALIFORNIA FORM 3805Q |

Attach to Form 100, Form 100W, Form 100S, or Form 109.

Corporation name	California corporation number
SOCKWA CORPORATION	3037722

During the taxable year the corporation incurred the NOL, the corporation was a(n): ⦿ X C Corporation

FEIN 26-2317559

⦿ ☐ S Corporation   ⦿ ☐ Exempt organization   ⦿ ☐ Limited liability company (electing to be taxed as a corporation)

If the corporation previously filed California tax returns under another corporate name, enter the corporation name and California corporation number:

⦿ _____

If the corporation is included in a combined report of a unitary group, see instructions, General Information C, Combined Reporting.

Part I Current year NOL. If the corporation does not have a current year NOL, go to Part II.

1 Net loss from Form 100, line 18; Form 100W, line 18; Form 100S, line 15; or Form 109, line 2.
Enter as a positive number. . . . . 1 _____
2 2015 disaster loss included in line 1. Enter as a positive number. . . . . 2 _____
3 Subtract line 2 from line 1. If zero or less, enter -0- and see instructions. . . . . . 3 _____
4a Enter the amount of the loss incurred by a new business included in line 3 . . . . 4a _____
b Enter the amount of the loss incurred by an eligible small business included in line 3. . . 4b _____
c Add line 4a and line 4b . . . . 4c _____
5 General NOL. Subtract line 4c from line 3 . . . . 5 _____
6 Current year NOL. Add line 2, line 4c, and line 5. See instructions . . . . ⦿ 6 _____

If the corporation is using the current year NOL to carryback to offset net income for taxable years 2013 and/or 2014, complete Part III, NOL carryback, on Side 2 **before** completing Part I, lines 7-9 below.

7 2015 NOL carryback used to offset 2013 net income. Enter the amount from Part III, line 3, column (e). . . . ⦿ 7 _____
8 2015 NOL carryback used to offset 2014 net income. Enter the amount from Part III, line 3, column (g). . . . ⦿ 8 _____
9 2015 NOL carryover to 2016. Add line 7 and line 8, then subtract the result from line 6. See instructions . . . ⦿ 9 _____

Election to waive carryback

⦿ ☐ Check the box if the corporation elects to relinquish the entire carryback period with respect to 2015 NOL under IRC Section 172(b)(3). By making the election, the corporation is electing to carry an NOL forward instead of carrying it back in the previous two years. Once the election is made, it's **irrevocable**. See instructions.

Continue with Part II, NOL carryover and disaster loss carryover limitations. **Do not** complete Part III, NOL carryback.

Part II NOL carryover and disaster loss carryover limitations. See Instructions.

	(g) Available balance	
1 Net income — Enter the amount from Form 100, line 18; Form 100W, line 18; Form 100S, line 15 less line 16; or Form 109, line 2; (but not less than -0-) . . . ⦿	2,146.	

Prior Year NOLs

	(a) Year of loss	(b) Code — See instructions	(c) Type of NOL — See below*	(d) Initial loss	(e) Carryover from 2014	(f) Amount used in 2015		(h) Carryover to 2016 col. (e) − col. (f)
2 ⦿	2013		ESB	291,935.	⦿ 291,935.	2,146.	0. ⦿	289,789.
⦿	2014		ESB	136,353.	⦿ 136,353.	0.	0. ⦿	136,353.
⦿					⦿			⦿
⦿					⦿			⦿

Current Year NOLs

								col. (d) − col. (f) See instructions.
3	2015		DIS					
4	2015							
	2015							
	2015							
	2015							

***Type of NOL:** General (GEN), New Business (NB), Eligible Small Business (ESB), or Disaster (DIS).

| CACA3301L 11/20/15 | 059 | 7521154 | FTB 3805Q 2015 **Side 1** |

Offering Disclosure
Sockwa Corp

69

SOCKWA CORPORATION   3037722

Part III NOL carryback

1 2013 Net income — Enter the amount from 2013 Form 100, line 23; Form 100W, line 23; Form 100S, line 21; or taxable income from Form 109, line 9; (but not less than -0-)	
2 2014 Net income — Enter the amount from 2014 Form 100, line 22; Form 100W, line 22; Form 100S, line 20; or taxable income from Form 109, line 9; (but not less than -0-)	

(a) Year of loss	(b) Code — See instructions	(c) Type of NOL — See below*	(d) Initial Loss	2013		2014		(i) Carryover to 2016 col. (d) minus [col. (e) plus col. (g)]
				(e) Carryback used — See instructions	(f) After carryback col. (d) minus col. (e)	(g) Carryback used — See instructions	(h) After carryback col. (f) minus col. (g)	
3 2015								
2015								
2015								
2015								
2015								

*****Type of NOL:** General (GEN), New Business (NB), Eligible Small Business (ESB), or NOL attributable to a qualified disaster loss (DIS).

Part IV 2015 NOL deduction

1 Total the amounts in Part II, line 2, column (f). . . . . ● **1**   2,146.

2 Enter the total amount from line 1 that represents disaster loss carryover deduction here and on Form 100, line 21; Form 100W, line 21; or Form 100S, line 19. Form 109 filers enter -0-. . . . . **2**   0.

3 Subtract line 2 from line 1. Enter the result here and on Form 100, line 19; Form 100W, line 19; Form 100S, line 17; or Form 109, line 7. . . . . ● **3**   2,146.

TAXABLE YEAR		CALIFORNIA FORM
2015	**Corporation Depreciation and Amortization**	**3885**

Attach to Form 100 or Form 100W.   FORM 100

Corporation name	California corporation number
SOCKWA CORPORATION	3037722

Part I   Election To Expense Certain Property Under IRC Section 179

1	Maximum deduction under IRC Section 179 for California..	1	
2	Total cost of IRC Section 179 property placed in service..	2	
3	Threshold cost of IRC Section 179 property before reduction in limitation..............................	3	200,000.
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-..............................	4	0.
5	Dollar limitation for taxable year. Subtract line 4 from line 1. If zero or less, enter -0-.....................	5	0.

6	(a) Description of property	(b) Cost (business use only)	(c) Elected cost	

7	Listed property (elected IRC Section 179 cost)................................ **7**		
8	Total elected cost of IRC Section 179 property. Add amounts in column (c), line 6 and line 7..............	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8..	9	
10	Carryover of disallowed deduction from prior taxable years..	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5.............	11	
12	IRC Section 179 expense deduction. Add line 9 and line 10, but do not enter more than line 11.............	12	
13	Carryover of disallowed deduction to 2016. Add line 9 and line 10, less line 12........ **13**		

Part II   Depreciation and Election of Additional First Year Depreciation Deduction Under R&TC Section 24356

14	(a) Description of property	(b) Date acquired (mm/dd/yyyy)	(c) Cost or other basis	(d) Depreciation allowed or allowable in earlier years	(e) Depreciation method	(f) Life or rate	(g) Depreciation for this year	(h) Additional first year depreciation

15	Add the amounts in column (g) and column (h). The total of column (h) may not exceed $2,000. See instructions for line 14, column (h)...	15	

Part III   Summary

16	Total: If the corporation is electing: IRC Section 179 expense, add the amount on line 12 and line 15, column (g) **or** Additional first year depreciation under R&TC Section 24356, add the amounts on line 15, columns (g) and (h) **or** Depreciation (if no election is made), enter the amount from line 15, column (g).............................	16	0.
17	Total depreciation claimed for federal purposes from federal Form 4562, line 22.............................	17	0.
18	Depreciation adjustment. If line 17 is greater than line 16, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 17 is less than line 16, enter the difference here and on Form 100 or Form 100W, Side 2, line 12. (If California depreciation amounts are used to determine net income before state adjustments on Form 100 or Form 100W, no adjustment is necessary.)....................................	18	

Part IV   Amortization

19	(a) Description of property	(b) Date acquired (mm/dd/yyyy)	(c) Cost or other basis	(d) Amortization allowed or allowable in earlier years	(e) R&TC section (see instr)	(f) Period or percentage	(g) Amortization for this year
	PATENT	2/21/2013	10,556.	1,290.	197	15	704.

20	Total. Add the amounts in column (g)...	20	704.
21	Total amortization claimed for federal purposes from federal Form 4562, line 44..........................	21	704.
22	Amortization adjustment. If line 21 is greater than line 20, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 21 is less than line 20, enter the difference here and on Form 100 or Form 100W, Side 2, line 12..	22	0.

CACA3501L 11/20/15   059   7621154   FTB 3885 2015

TAXABLE YEAR **2015**	**Underpayment of Estimated Tax by Corporations**	CALIFORNIA FORM **5806**

For calendar year 2015 or fiscal year beginning (mm/dd/yyyy)_____, and ending (mm/dd/yyyy)_____.

Corporation name	California corporation number
SOCKWA CORPORATION	3037722

Part I   Figure the Underpayment

1 Current year's tax. See instructions . . . . **1**   800.

		(a)	(b)	(c)	(d)
2 Installment due dates. See instructions .	**2**	4/15/15	6/15/15	9/15/15	12/15/15
3 Percentage required. See instructions . . .	**3**	30% (not less than min.)	70% less 1st	70% less prior	100% less prior
4 Amount due. See instructions	**4**	800.			
5 a Amount paid or credited for each installment . . .	**5 a**				
b Overpayment from previous installment. See instructions	**5 b**				
6 Add line 5a and line 5b	**6**				
7 Underpayment (subtract line 6 from line 4). See instructions. Overpayment (subtract line 4 from line 6). If line 7 shows an underpayment for any installment, go to **Part IV, Exceptions Worksheets**	**7**	800.			

Part II   Exceptions to the Penalty If Exception A, line 8a is met for all four installments, **do not** attach this form to the return. If Exception B or C is met, for any installment, attach form FTB 5806 to the back of Form 100, Form 100W, Form 100S or Form 109.

(check the applicable boxes)		Yes	No	Yes	No	Yes	No	Yes	No
8 a Exception A — Regular Corporations, line 26	**8 a**		X		X		X		X
b Exception A — Large Corporations, ln 30. See inst . .	**8 b**								
9 Exception B (line 42) met?	**9**								
10 Exception C (line 64) met?	**10**								

Part III   Figure the Penalty If line 7 shows an underpayment for any installment and one of the three exceptions was not met, figure the penalty for that installment by completing line 11 through line 22.

		(a)	(b)	(c)	(d)
11 Enter the earlier of the payment date, or the 15th day of the 3rd month after the close of the taxable year. Form 109 filers, see instructions	**11**	3/15/16			
12 Number of days from date shown on line 2 to date shown on line 11	**12**	335			
13 Number of days on line 12 before 7/01/15	**13**	76			
14 Number of days on line 12 after 6/30/15 and before 1/01/16	**14**	184			
15 Number of days on line 12 after 12/31/15 and before 7/01/16. **Calendar year corporations,** see instructions	**15**	75			
16 **For fiscal year corporations only.** Number of days on line 12 after 6/30/16 and before 1/01/17. See instrs . .	**16**				
17 **For fiscal year corporations only.** Number of days on line 12 after 12/31/16 and before 2/15/17	**17**				
18 No. of days on line 13 / No. of days in taxable year x 3% x line 7	**18**	5.00			
19 No. of days on line 14 / No. of days in taxable year x 3% x line 7	**19**	12.10			
20 No. of days on line 15 / No. of days in taxable year x 3% x line 7	**20**	4.92			
21 No. of days on line 16 / No. of days in taxable year % x % (see instrs) x ln 7 .	**21**				
22 No. of days on line 17 / No. of days in taxable year % x % (see instrs) x ln 7 .	**22**				
22 a Add amounts for each column from line 18 through line 22	**22 a**	22.02			

22 b Total estimated penalty due. Add line 22a, column (a) through column (d). Enter here and on Form 100, line 44a; Form 100W, line 41a; Form 100S, line 43a; or Form 109, line 27 . . . . **22 b**   22.

SOCKWA CORPORATION   3037722

Part IV Exceptions Worksheets Even if line 7 shows an underpayment for any installment, the Franchise Tax Board will **not** assess a penalty **if** timely payments were made and they equal or exceed the amount determined under any of the three exceptions for the same installment period.

Exception A — Prior Year's Tax — Regular Corporations

		(a)	(b)	(c)	(d)
23 Prior year's tax (the return must have been for a full 12 months)	23				800.
		30% (not less than min.)	70%	70%	100%
24 Enter line 23 x the percentage shown	24	800.	800.	800.	800.
25 Amount paid by the installment due date (cumulative)	25				
26 If line 25 is greater than line 24, the exception was met. Check 'Yes' here and check the applicable 'Yes' box in Part II, line 8a. If line 24 is greater than line 25, the exception was **not** met. Check 'No' here and check the applicable 'No' box in Part II, line 8a	26	Yes X No	Yes X No	Yes X No	Yes X No

Exception A — Prior Year's Tax — Large Corporations

Use this exception only if prior year tax is less than current year tax.

		1st Installment		2nd Installment	
27 Current year's tax	27				
28 a Installment due. Enter line 23 x 30%	28a				
b Installment due. Enter line 27 x 70%	28b				
29 Amount paid by the installment due date (cumulative)	29				
30 If line 29 is greater than line 28 for both installments, the exception is met. Check 'Yes' here for each installment and check the applicable 'Yes' box in Part II, line 8b. The exception to the penalty applies **only if** line 29 is greater than line 28 for **both** installments. If line 28 is greater than line 29 for either installment, the exception is **not** met. Check 'No' here and check the applicable 'No' box in Part II, line 8b	30	Yes	No	Yes	No

See instructions regarding amounts to use for installment 3 and installment 4.

Exception B — Tax on Annualized Current Year Income

		(a)	(b)	(c)	(d)
Enter number of months for each period. See instructions ▶					
31 Enter taxable income for each annualization period	31				
32 Annualization amounts. See instructions	32				
33 a Annualized taxable income. Multiply line 31 by line 32	33a				
b R&TC Section 23802(e) deduction (S corps only)	33b				
c Net income. Subtract line 33b from line 33a	33c				
34 Tax. Multiply line 33c by the current tax rate	34				
35 Tax credits for each payment period	35				
36 Subtract line 35 from line 34	36				
37 Other taxes*	37				
38 Total tax. Add line 36 and line 37	38				
39 Applicable percentage. For short period returns (taxable year of less than 12 months), see the instructions for Part I, line 3	39	30% (not less than min.)	70%	70%	100%
40 Installment due. Multiply line 38 by line 39	40				
41 Amount paid by the installment due date (cumulative)	41				
42 If line 41 is greater than line 40, the exception was met. Check 'Yes' here and check the applicable 'Yes' box in Part II, line 9. If line 40 is greater than line 41, the exception was **not** met. Check 'No' here and check the applicable 'No' box in Part II, line 9	42	Yes No	Yes No	Yes No	Yes No

*Include alternative minimum tax, S corporation taxes from Schedule D (100S) and from the excess net passive income, the QSub annual tax, installment amount credit recapture, and the minimum franchise tax.

Offering Disclosure
Sockwa Corp

73

2015	**California Statements**	**Page 1**
	Sockwa Corporation	**3037722**

Statement 1
Form 100, Schedule A
Taxes Deducted

Nature of Tax	Taxing Authority	Total Amount	Nondeduct. Amount
Licenses and Permits		$ 845.	
Payroll Taxes	IRS	912.	
Sales		816.	
	Total	$ 2,573.	$ 0.

Statement 2
Form 100, Schedule F, Line 27
Other Deductions

Amortization	$ 704.
Auto and Truck	206.
Bank Charges	2,079.
Branding	7,580.
Contract Labor	12,487.
Dues and Subscriptions	492.
Legal and Professional	6,652.
Miscellaneous	267.
Office Expense	2,665.
Outside Services	1,099.
Printing	6,875.
Social Media	4,560.
Sponsorship	6,350.
Supplies	4,295.
Telephone	180.
Trade Shows	4,853.
Travel	2,400.
Utilities	97.
Website	427.
Total	$ 64,268.

Statement 3
Form 100, Schedule V, Line 4(b)
Other Costs

Duty & Tarrif	$ 1,973.
Fulfillment	11,301.
Merchant Account Fees	3,871.
Project Mgmt Application	25.
Shipping	13,360.
Total	$ 30,530.

Statement 4
Form 100, Schedule L, Line 17
Other Current Liabilities

	Beginning	Ending
Current Liability	$ 51,118.	$ 51,118.
Kabbage Inc	15,582.	15,582.
Total	$ 66,700.	$ 66,700.

Statement 5
Form 100, Schedule L, Line 20
Other Liabilities

	Beginning	Ending
D Heller	$ 6,000.	$ 0.
Rounding	1.	0.
Total	$ 6,001.	$ 0.